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Exhibit (a)(1)(C)

July 3, 2008

Dear Angelica Employee:

        As you are aware, Angelica has entered into a merger agreement with Clothesline Acquisition Corporation and Clothesline Holdings, Inc. Pursuant to the merger agreement, each outstanding share of Angelica common stock will be converted into the right to receive $22.00 in cash.

        It is a condition to the consummation of the merger that the holders of at least 90% of all outstanding options to purchase our common stock consent to the cancellation of their options prior to the merger. These outstanding options will not terminate upon consummation of the merger, and we are not permitted under our equity compensation plans or option agreements to unilaterally amend or terminate the options in the context of a transaction such as the merger without the consent of the option holder. Accordingly, we are making this offer in order to provide a means for our option holders to receive value for their vested and unvested stock options in connection with, and upon completion of, the merger, whether or not the exercise price of the option exceeds the $22.00 merger consideration. We are also making this offer in order to ensure that no Angelica stock options will remain outstanding following the merger.

        The offer to purchase contains the terms of the offer, including a detailed set of questions and answers. Please read the materials carefully since they contain important information about how to surrender your options for payment. Please note that the deadline for us to receive your signed election form is 10:00 a.m. St. Louis Time on August 4, 2008, unless the offer is extended.

        The enclosed pink election form lists your individual holdings of options that are eligible to be tendered in the offer and the cash payment being offered in exchange for such options. Any cash payment made for your options will be subject to tax withholding.

        If you have any questions concerning the program, please contact Jerre Simmons at (314) 854-3826; or jsimmons@angelica.com.

Sincerely,

Stephen M. O'Hara
 President and CEO

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  Exhibit (a)(1)(C)